EXHIBIT 99.1

Addex Convenes Annual General Meeting 2021

Geneva, Switzerland, May 14, 2021 – Addex Therapeutics (SIX: ADXN and Nasdaq: ADXN), a clinical-stage pharmaceutical company pioneering allosteric modulation-based drug discovery and development, announced today that its Annual General Meeting will take place on Wednesday 16 June 2021 at 11:00am CEST at the Campus Biotech, Chemin des Mines 9, 1202 Geneva.

Due to the global coronavirus (COVID-19) outbreak, the Federal Council has enacted measures to prevent the spread of the coronavirus under the Ordinance on Measures to Combat the Coronavirus (COVID-19) (COVID-19 Ordinance 3). Among other measures, the Federal Council has banned all public and private events in Switzerland and allowed companies to impose on their shareholders the ability to exercise their rights exclusively through voting instructions to the Independent Voting Rights Representative. In accordance with the COVID-19 Ordinance 3, the Board of Directors ordered that all shareholders may exercise their rights at the Annual General Meeting (AGM) exclusively through the Independent Voting Rights Representative, Robert P. Briner, attorney-at-law, B & B Avocats. Shareholders will not be granted access to the meeting room on the day of the meeting.

Agenda

1.   Approval of the Annual Report, the Annual Financial Statements and the Consolidated Financial Statements for the business year 2020
2.   Consultative vote on the Compensation Report for the business year 2020
3.   Appropriation of the results
4.   Discharge of the members of the Board of Directors and of the Executive Management
5.   Re-elections of the members of the Board of Directors and re-election of the Chairman of the Board of Directors
5.1.    Re-election of Vincent Lawton as member and Chairman of the Board of Directors
5.2.    Re-election of Raymond Hill as member of the Board of Directors
5.3.    Re-election of Timothy Dyer as member of the Board of Directors
5.4.    Re-election of Roger Mills as member of the Board of Directors
5.5.    Re-election of Jake Nunn as member of the Board of Directors
5.6.    Re-election of Isaac Manke as member of the Board of Directors
6.   Re-elections of the members of the Compensation Committee
6.1.    Re-election of Vincent Lawton as member of the Compensation Committee
6.2.    Re-election of Raymond Hill as member of the Compensation Committee
7.   Re-election of the Auditors BDO AG
8.   Re-election of the Independent Voting Rights Representative
9.   Amendments to the Articles of Association
9.1.    Creation of an authorized share capital in an amount of CHF 24,636,476 and expiring on 16 June 2023 (article 3b of the Articles of Association)
9.2.    Increase of the conditional share capital by a total amount of CHF 8,212,159 from CHF 16,424,317 to CHF 24,636,476 (article 3c of the Articles of Association)
10.   Compensation of the members of the Board of Directors and of the Executive Management
10.1.      Compensation of the members of the Board of Directors
10.2.      Compensation of the members of the Executive Management
11.   Miscellaneous

The full invitation to the AGM 2021 may be found in the General Meetings section of the Company’s website here.

About Addex Therapeutics:
Addex Therapeutics is a clinical-stage pharmaceutical company focused on the development and commercialization of an emerging class of novel orally available small molecule drugs known as allosteric modulators for neurological disorders. Allosteric modulators offer several potential advantages over conventional non-allosteric molecules and may offer an improved therapeutic approach to conventional "orthosteric" small molecule or biological drugs. Addex’s allosteric modulator drug discovery platform targets receptors and other proteins that are recognized as essential for therapeutic intervention. Addex’s lead product candidate, dipraglurant (mGlu5 negative allosteric modulator or NAM), is poised to start a pivotal registration clinical trial for Parkinson’s disease levodopa induced dyskinesia (PD-LID) in Q2 2021. Addex is also investigating dipraglurant's therapeutic use in blepharospasm (a type of dystonia), for which a clinical trial is expected to be initiated in Q2 2021. Addex's third clinical program, ADX71149 (mGlu2 positive allosteric modulator or PAM), developed in collaboration with Janssen Pharmaceuticals, Inc., is scheduled to enter a phase 2a proof of concept clinical trial for the treatment of epilepsy in Q2 2021. Addex’s GABAB PAM program has been licensed to Indivior PLC, which is focused on development for the treatment of addiction. Preclinical programs include GABAB PAM for CMT1A, mGlu7 NAM for PTSD, mGlu2 NAM for mild neurocognitive disorders, mGlu4 PAM for Parkinson’s disease and mGlu3 PAM for neurodegenerative disorders. Addex shares are listed on the SIX Swiss Exchange and American Depositary Shares representing its shares are listed on the NASDAQ Capital Market, and trade under the ticker symbol "ADXN" on each exchange.

Press Contacts:

Tim Dyer Chief Executive Officer Telephone: +41 22 884 15 55 PR@addextherapeutics.com	Mike Sinclair Partner, Halsin Partners +44 (0)20 7318 2955 msinclair@halsin.com	James Carbonara Hayden IR +1 (646) 755 7412 james@haydenir.com

Forward Looking Statements:
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including in respect of the anticipated initiation and progress of clinical trials and preclinical studies, and its future financing activities. The words “may,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “target” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Any forward-looking statements in this press release, are based on management's current expectations and beliefs and are subject to a number of risks, uncertainties and important factors that may cause actual events or results to differ materially from those expressed or implied by any forward-looking statements contained in this press release, including, without limitation, uncertainties related to market conditions. These and other risks and uncertainties are described in the Company’s Annual Report on Form 20-F filed with the SEC on March 11, 2021, as well as market conditions and regulatory review.

Any forward-looking statements contained in this press release represent Addex Therapeutics’ views only as of the date hereof and should not be relied upon as representing its views as of any subsequent date. Addex Therapeutics explicitly disclaims any obligation to update any forward-looking statements, except as required by law.